Exhibit 99.1

[Avling Partners, LLC and GTCR Golder Rauner, LLC Letterhead]

July 16, 2004

Dr. Garth Saloner
Chairman of the Board
QRS Corporation
1400 Marina Way South
Richmond, CA 94804

     Re:     Transaction Proposal

Dear Garth:

     We are writing to set forth the outline of a proposal by which a group led by Avling Partners and GTCR Golder Rauner, LLC (“GTCR”) would acquire QRS Corporation (“QRS”) in an all cash transaction that we believe is superior from a financial point of view for the QRS stockholders compared to the proposed acquisition of QRS by JDA Software Group, Inc. (“JDA”). As one of the largest stockholders of QRS, Peter Johnson watched with dismay as the value of the JDA transaction has continued to erode since JDA’s announcement of its preliminary results for the June quarter, which follows a pattern of pre-announcements of missed expectations by JDA in five of the last nine quarters. We trust that the Board, acting in the interest of QRS stockholders, will fully consider our proposal which represents a compelling and superior alternative to the JDA transaction.

     In short, subject to completion of confirmatory due diligence and definitive documentation, we are prepared to move forward to finalize a proposal to acquire QRS in an all cash transaction that would provide $6.75 per share to the QRS stockholders. This represents a 29% premium to the value of the proposed JDA acquisition based on the closing share price of JDA common stock on July 16, 2004.

     We are prepared to structure the transaction in a mutually agreeable manner with the Board of QRS. One approach we are prepared to take is a cash tender offer, followed by a cash merger to eliminate non-tendered shares, which would allow the tendering QRS stockholders to receive their consideration significantly sooner than in a merger transaction. We would be prepared to enter into agreements substantially similar to the publicly available documents filed in connection with the proposed JDA transaction, modified to reflect the different transaction consideration, structure and accelerated close. In fact, our proposed transaction would be subject to significantly less uncertainty in terms of timing, currency and value than the proposed JDA transaction.

     Avling and GTCR are prepared to meet with QRS’s Board immediately to discuss our proposal and to commence confirmatory due diligence. We believe that we could complete this due diligence in approximately ten business days, assuming full access to information. All due diligence information would be subject to the terms of a confidentiality agreement.

     Founded in 1980, GTCR is a private equity firm that manages approximately $6.0 billion in capital. GTCR pioneered the strategy of identifying and partnering with outstanding executives and entrepreneurs to build market-leading companies in consolidating industries. The newly raised GTCR Fund VIII, L.P., an approximate $2 billion equity fund, is the firm’s most recent investment vehicle. GTCR also manages a $450 million mezzanine debt fund to supplement the financing available from third-party lenders. GTCR invests in a wide variety of service sectors of the economy, including information technology, business process outsourcing, telecom/datacom, transaction processing and healthcare services. Avling is a partnership led by Peter Johnson which is focused on the next generation of business to business applications and the consolidation of the EDI market.

     We trust the Board will promptly give this proposal its full consideration in light of the superior timing, currency and value it will provide for the QRS stockholders. Please contact us at your earliest convenience to discuss our proposal. In addition, your legal advisors should feel free to contact Tom Janson of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5921 with any questions.

Sincerely,

	AVLING PARTNERS, LLC		GTCR GOLDER RAUNER, LLC

By:	/s/ Peter R. Johnson	By:	/s/ Philip Canfield

	Peter R. Johnson		Philip Canfield
	Partner		Senior Principal

cc:	The Board of Directors of QRS Corporation

     This proposal is not binding until the completion of confirmatory due diligence and the execution of definitive documentation.